Exhibit 3.118

STATE OF DELAWARE

CERTIFICATE OF FORMATION
OF
REIMAN MANUFACTURING, LLC

The undersigned, an authorized natural person, for the purpose of forming a limited liability company (hereinafter called the “company”), under the provisions and subject to the requirements of the Delaware Limited Liability Company Act, hereby certifies that::

1.               The name of the limited liability company is Reiman Manufacturing, LLC.

2.               The address of the registered office and the name and the address of the registered agent of the limited liability company required to be maintained by Section 18-104 of the Delaware Limited Liability Company Act are National Registered Agents, Inc., 160 Greentree Drive, Suite 101, Dover, Delaware 19904, County of Kent.

Executed on the 2nd day of April, 2007.

By:	/s/ Clifford H. R. DuPree
Name:	Clifford H. R. DuPree
Authorized Person